SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of December, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.

(Registrant)

Date: December 6, 2005

By: /s/ Allan G. Bulckaert

Name: Allan G. Bulckaert

Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated December 2, 2005

Exhibit 99.1

The Quebec Minister of Sustainable Development, Environment and Parks will not take any further action with respect to the Prior Notice to the issuance of an Order

Oakville, Ontario, December 2, 2005 – Bennett Environmental (“BEI”) announced today that it has been notified by the Quebec Ministry of Sustainable Development, Environment and Parks (“MSDEP”) that, subsequent to a request made by BEI subsidiary Récupère-Sol Inc. (“RSI”), the MSDEP has issued a new amended Certificate of Authorization to RSI for the operations of its facility located in St. Ambroise, Québec.

BEI has also been notified by the MSDEP that, in the circumstances, it is not necessary to take further action with respect to the Prior Notice issued on September 17, 2004 and that it will not issue an order against RSI.

This MSDEP decision is the result of intensive discussions that took place between BEI and RSI management and MSDEP officials with respect to the issues raised in the Prior Notice.

The new amended Certificate of Authorization provides that RSI will comply with ambient air quality criteria for dioxins and furans from the RSI plant, as well as a detailed environmental monitoring plan.

Specifically, the new amended Certificate of Authorization provides that RSI will comply with an annual average ambient air quality criteria of 60 fg TEQ/m3 for dioxins and furans that are attributable to its operations, within 18 months. RSI is confident that it can continue to meet this annual average ambient air quality criteria based on the results of its sampling program, that has been improved in accordance with MSDEP requests. Since the improvements to the program were implemented last April, the sampling results indicate an average measurement of less than 20 fg TEQ/m3 of dioxins and furans in the ambient air, which is below the 60 fg TEQ/m3 criteria that is provided for in the new amended Certificate of Authorization.

In addition, the new amended Certificate of Authorization provides that RSI will increase the sampling frequency provided for in RSI’s air monitoring protocol, particularly with respect to the sampling of ambient air.

RSI has invested more than $8.8 million over the past three years on environmental performance measures such as, a new storage building, and a new post-treatment soil cooling system. RSI also obtained ISO 14001 certification in 2004.

These undertakings and performance measures will allow RSI to maintain its position as a market leader in the treatment of dioxin and furan contaminated soils. RSI is proud to be among those companies that adhere to the most stringent standards applicable to ambient air emission limits for dioxins and furans in Quebec.

The President and CEO of BEI, Mr. Al Bulckaert said that he “is pleased that this matter is now concluded and adds that BEI and RSI look forward to collaborating with the MSDEP to ensure that RSI continues to meet the stringent requirements established by the Government of Quebec for the protection of its citizens.”

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert President & CEO or Michael McSweeney, Vice President Government Relations, at the Oakville office at (905) 339-1540.